Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of FMC GlobalSat Holdings, Inc. on Form S-1 (Amendment 2) (File No. 333-224906) of our report dated May 14, 2018, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the consolidated financial statements of FMC GlobalSat Holdings, Inc. as of December 31, 2017 and for the period from April 19, 2017 (inception) to December 31, 2017, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

August 1, 2018